October 31, 2017

Division of Corporation Finance

Office of Healthcare & Insurance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dorrie Hale and Suzanne Hayes

Re:	Responses to the Securities and Exchange Commission Staff Comments dated October 11, 2017, regarding AntriaBio, Inc. Registration Statement on Form S-1 Filed September 22, 2017 File No. 333-220585

Dear Ms. Yale and Ms. Hayes:

This letter responds to the staff’s comments set forth in the October 11, 2017 letter regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). For your convenience, the Staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in future filings. We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why. Our responses are as follows:

Registration Statement on Form S-1

Selling Stockholders, page 27

Staff Comment No. 1.

Please revise your disclosure to state the nature of any position, office, or other material relationship between you or an affiliate and any selling security holder within the past three years. As examples only, we note that your director and executive officer Dr. Hoyoung Huh holds the voting power for shares held by pH Pharma Co., Ltd., your director Samir Patel has voting and investment power for the shares held by Pranabio Investments, your director Tae Hoon Kim is the CEO for Aju Pharm Co., and your director David Welch has voting and investment power over the shares held by three of the trusts. Refer to Item 507 of Regulation S-K.

Division of Corporation Finance

Office of Healthcare & Insurance

Securities and Exchange Commission
October 31, 2017

AntriaBio, Inc.’s Response:

On October 20, 2017, the above referenced investors, including pH Pharma Co., Ltd., Pranabio Investments, Aju Pharm Co., and the trusts managed by David Welch (collectively, the “Affiliated Investors”) each waived their contractual registration rights granted in connection with our private placement transaction (the “Private Placement”). As a result, we’ve removed each of the Affiliated Investors as selling stockholders from the Registration Statement by filing Amendment No. 1 to the Registration Statement (the “Amendment”). Only unaffiliated selling stockholders (the “Unaffiliated Selling Stockholders”) are listed as selling stockholders in the Amendment. The Amendment discloses that none of Unaffiliated Selling Stockholders has held any position, office, or has other material relationship between us within the last three years.

Documents Incorporated by Reference, page 30

Staff Comment No. 2.

We note that you are incorporating by reference certain documents filed prior to the termination of the offering. Please note that any report filed after the filing date but prior to effectiveness may only be incorporated through the filing of a pre-effective amendment that includes a specific reference to such report. Accordingly, please revise your registration statement to specifically incorporate the Form 8-K you subsequently filed, and when filed, the definitive proxy statement. See Securities Act Forms CD&I 113.05 and Item 12(a)(2) of Form S-1.

AntriaBio, Inc.’s Response:

We have updated the “Documents Incorporated by Reference” section in the Amendment to incorporate the 8-Ks we’ve subsequently filed as well as our definitive proxy statement on Schedule 14A.

General

Staff Comment No. 3.

It appears that you are seeking to register this transaction as a resale pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933, as amended. Please provide a detailed legal and factual analysis of why this should not be characterized as an indirect primary offering. In this regard, we note that several of your selling shareholders appear to have material relationships with you and your affiliates, the size of the offering represents a substantial percentage of your outstanding shares held by non-affiliates, and the short period of time between the private placement and the filing of this registration statement. Refer to CD&I Securities Act Rules 612.09.

Division of Corporation Finance

Office of Healthcare & Insurance

Securities and Exchange Commission
October 31, 2017

AntriaBio, Inc.’s Response:

As set forth in our response to Staff Comment No. 1, on October 20, 2017, each Affiliated Investor agreed to waive their contractual registration rights granted in the Private Placement. As a result, we have filed the Amendment to remove the shares registered for resale by the Affiliated Investors. With respect to the Unaffiliated Selling Stockholders referenced in the Amendment, we acknowledge the Staff’s comment, but for the reasons set forth below, we respectfully submit that the offering contemplated by the Amendment is a valid secondary offering by or on behalf of the Unaffiliated Selling Stockholders of common stock that may be registered for resale on a continuous basis pursuant to Rule 415(a)(1)(i) of Regulation C of the Securities Act of 1933, as amended.

Rule 415 Analysis

Rule 415(a)(1)(i) provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities “which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” Thus, Rule 415(a)(1)(i) permits an issuer to register securities to be sold on a delayed or continuous basis by the Unaffiliated Selling Stockholders in a secondary offering.

In Securities Act Rules Compliance and Disclosure Interpretation, Question 612.09 (“C&DI 612.09”), the Staff recognized the importance of the characterization of an offering as a primary or secondary offering and identified the relevant factors to be considered in analyzing the characterization of an offering. C&DI 612.09 provides as follows:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled as a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” (italics added).

Division of Corporation Finance

Office of Healthcare & Insurance

Securities and Exchange Commission
October 31, 2017

The Company has reviewed the six factors set forth in C&DI 612.09 and analyzed each of those factors as applied to the Private Placement; the analysis is set forth below. Based on the Company’s consideration of the totality of the facts and circumstances of the Private Placement and each of the six factors enumerated in C&DI 612.09, the Company believes that (i) the proposed resale of the shares (the “Registered Shares”) by the Unaffiliated Selling Stockholders as contemplated by the Amendment should be characterized as a secondary offering; and (ii) that all of the Registered Shares can be registered for resale by the Unaffiliated Selling Stockholders pursuant to Rule 415(a)(1)(i).

(i)     How long the Unaffiliated Selling Stockholders have held the securities

We note that there is no mandatory holding period for a PIPE transaction (such as the Company’s Private Placement) to be characterized as a valid secondary offering. Consequently, the current holding period and the additional future period, that the Company anticipates to elapse before the Unaffiliated Selling Stockholders resell their Registered Shares, are substantially longer than the holding period required by the Staff for a valid PIPE transaction. As noted by the Staff in Securities Act Rules Compliance and Disclosure Interpretation, Question 139.11 (“C&DI 139.11”), a valid secondary offering could occur immediately following the closing of a private placement. C&DI 139.11 provides as follows:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPE analysis applies to the convertible security, not to the underlying common stock. There can be no conditions to closing that are within an investor's control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company's securities or the investor's satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.” (italics added)

The Company believes this concept conforms to the custom and practices in many PIPE transactions. In many PIPE transactions, a registration statement is required to be filed shortly post-closing (often 30-45 days) and declared effective shortly after filing (often 90-150 days post-closing). The Company is not aware that the Staff has taken the position that the period of time elapsing between a closing and effectiveness of a registration statement has raised concerns about whether the offering is a valid secondary offering, and the Company believes such a position would be inconsistent with C&DI 139.11 mentioned above, which allows inclusion of the securities sold after a registration statement is filed if the registration statement is not yet effective.

Division of Corporation Finance

Office of Healthcare & Insurance

Securities and Exchange Commission
October 31, 2017

The Company also notes that there are many reasons, other than to effect an immediate resale, why investors may prefer securities to be registered, which may include: (i) some private investment funds are required to mark their portfolios to market and if portfolio securities are not registered, such investors are required to mark down the book value of those securities to reflect an illiquidity discount; and (ii) an issuer’s decision to not register its shares would prevent investors from taking advantage of market opportunities or from liquidating their investments if for example, the investors’ convictions in their original investment decision had waned.

The Unaffiliated Selling Stockholders have borne the investment risk of holding these securities and will continue to bear this investment risk for potentially a substantial period of time, before they can make significant resales of such securities. Because the Unaffiliated Selling Stockholders have been, and continue to be, subject to market risk if the market price of the Company’s common stock declines. The Unaffiliated Selling Stockholders participated in the Private Placement with the knowledge that they might not be able to exit their positions at a profit, and that their ability to fully exit their positions would likely be restricted for an extended period of time, provides evidence that they purchased such securities with the intent to invest (and not with the intent to effect a distribution, as an underwriter would have).

The facts discussed above support the conclusion that the offering pursuant to the Amendment is a valid secondary offering.

(ii)     The circumstances under which the Unaffiliated Selling Stockholders received the securities

The securities being registered for resale were issued and sold to the Unaffiliated Selling Stockholders in an arm’s-length private placement transaction that complied in all respects with C&DI 139.11, Section 4(a)(2) of the Securities Act or Rule 506 promulgated thereunder. As set forth in the Amendment, the Company will not receive any proceeds from the resale of Registered Shares by the Unaffiliated Selling Stockholders.

No Unaffiliated Selling Stockholder is acting on the Company’s behalf with respect to the registration of the Registered Shares for resale under the Amendment and, other than the registration rights granted to the Unaffiliated Selling Stockholders, the Company has no contractual relationship with any of the Unaffiliated Selling Stockholders that would control either (a) the timing, nature and amount of resales of the Registered Shares; or (b) whether such Registered Shares are ever resold under the Amendment. The existence of registration rights are not, in and of themselves, evidence of an intent on the part of the Unaffiliated Selling Stockholders to sell their Registered Shares, much less to sell or distribute the securities on behalf of the Company. As noted in part (i) above, there are a number of reasons, other than to effect an immediate sale, why investors may prefer securities to be registered. Each Unaffiliated Selling Stockholder made representations to us that they were purchasing the Registered Shares without a view towards resale.

Division of Corporation Finance

Office of Healthcare & Insurance

Securities and Exchange Commission
October 31, 2017

Importantly, the registration of the Registered Shares was a contractual obligation of the Company following the Unaffiliated Selling Stockholders’ payment of the full purchase price for the securities issued in the Private Placement, and not a condition precedent thereto. As a result, as noted in part (i) above, the Unaffiliated Selling Stockholders have borne, and continue to bear, the risk that the Company fails or is unable to register the common stock, as well as other risks attendant to share ownership, including the risk that the market price of the Company’s common stock could decline. These market risks, to which the Unaffiliated Selling Stockholders became subject to upon the closing of the Private Placement, further support that the secondary offering being registered by the Amendment is not being made by or on behalf of the Company or with the intent to effect a distribution.

(iii)     The Unaffiliated Selling Stockholders’ relationship to the Company

As stated in the Amendment, each Unaffiliated Selling Stockholder has indicated to the Company that neither it nor any of its affiliates has held any position or office or has had any other material relationship with us in the past three years. As a result, this factor weighs favorably in the Company’s determination that the offering for resale of the Registered Shares by the Unaffiliated Selling Stockholders under the Amendment is a secondary offering and not a primary offering.

(iv)     Amount of shares being registered

The number of shares of common stock being registered by the Amendment is 5,1000,000 representing approximately 13% of the number of shares held by non-affiliates.

(v)     Whether the Unaffiliated Selling Stockholders are in the business of underwriting securities

To our knowledge, none of the Unaffiliated Selling Stockholders are registered broker-dealers or affiliates of broker-dealers as defined in Section 3(a)(4)(A) of the Securities Exchange Act of 1934. In addition, each Unaffiliated Selling Stockholder made representations to us that such Unaffiliated Selling Stockholder was not an underwriter. Therefore, this factor also weighs favorably in the Company’s determination that the offering for resale of the Registered Shares by the Unaffiliated Selling Stockholders under the Amendment is a secondary offering and not a primary offering.

(vi)     Whether under all the circumstances it appears that the Unaffiliated Selling Stockholders are acting as a conduit for the Company

Based on the foregoing analysis and the totality of the facts and circumstances, the Company believes that the facts support that the Unaffiliated Selling Stockholders are acting on their behalf and are motivated by their self-interests, and are not acting as conduits for the Company in connection with the offering of the Registered Shares for resale under the Amendment.

Division of Corporation Finance

Office of Healthcare & Insurance

Securities and Exchange Commission
October 31, 2017

For all of the reasons set forth and expounded upon in sections (i) – (vi) above, the Company respectfully submits to the Staff that the proposed resale of Registered Shares by the Unaffiliated Selling Stockholders, as contemplated by the Amendment, should appropriately be classified as a valid secondary offering and not a primary offering.

* * * * *

AntriaBio, Inc. hereby acknowledges that:

•	AntriaBio, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	AntriaBio, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at 303-222-2128, or Anthony Epps of Dorsey & Whitney LLP at (303) 352-1109.

Sincerely,
AntriaBio, Inc.

Nevan Elam
Chief Executive Officer

cc:	Anthony Epps, Dorsey & Whitney LLP
Michael Weiner, Dorsey & Whitney LLP